FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 7, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report is incorporated by reference into the prospectuses contained in
Registration Statements Nos. 333-13428 and 333-14294 on Form S-8
filed by the registrant under the Securities Act of 1933.

Interim Report — Second Quarter and First Half of Fiscal 2003

INTRODUCTION

     The form and content of our Interim Report has been updated to reflect the new reporting requirements of the Frankfurt Stock Exchange while continuing to adhere to the applicable disclosure requirements of the U.S. Securities and Exchange Commission (SEC) and US GAAP for interim reporting purposes. We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

ECONOMIC ENVIRONMENT & MARKET TRENDS
RESULTS OF SIEMENS WORLDWIDE
SEGMENT INFORMATION ANALYSIS
LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS
EVA PERFORMANCE
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
SEGMENT INFORMATION (unaudited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
QUARTERLY SUMMARY
SUPERVISORY BOARD AND MANAGING BOARD CHANGES
TERMINOLOGY UPDATE
SIGNATURES

ECONOMIC ENVIRONMENT & MARKET TRENDS

     The macroeconomic environment during the second quarter of fiscal 2003 remained difficult on a global basis. During the current quarter an anticipated, volume-driven reduction in earnings at Power Generation (PG), due to the end of the gas turbine energy boom in the U.S., was offset by rising profits and higher margins despite falling sales at a majority of Siemens’ operating Groups, led by Siemens VDO Automotive (SV), Automation and Drives (A&D), Power Transmission and Distribution (PTD), and Osram. Medical Solutions (Med) also maintained earnings and margins at a high level. Despite falling demand that continues to challenge the entire telecommunications and networking industry, Siemens’ three Information and Communications Groups held their aggregate bottom line stable year-over-year.

     At the same time, a twenty four percent decline in the value of the U.S. dollar against the euro compared to a year ago produced correspondingly large swings in reported sales and orders for business activities Siemens conducts in the U.S. This effect contributed strongly to declining sales and order volumes in the second quarter.

RESULTS OF SIEMENS WORLDWIDE

Results of Siemens worldwide — Second quarter of fiscal 2003 compared to second quarter of fiscal 2002

Sales decreased 14% to €18.230 billion compared to €21.258 billion and orders decreased 15% to €19.084 billion compared to €22.431 billion the same quarter a year earlier. Excluding the effects of currency translation, acquisitions and dispositions, sales decreased 5% and orders were 7% lower year over year. The most significant currency to which the Company is exposed is the U.S. dollar. In addition to the currency-related effects, the development in sales was influenced primarily by an expected volume decrease at PG due to the end of the gas turbine energy boom in the U.S. and worldwide falling demand in the telecommunications and networking industry affecting particularly Information and Communication Networks, (ICN) and Information and Communication Mobile (ICM).

Gross profit as a percentage of sales in the second quarter of fiscal 2003 was 28.3%, slightly above the prior year level. Gross profit margin from Operations remained steady at 27.8%, as lower margins due to charges taken for capacity adjustment at PG were offset by increases at ICN, A&D, PTD, Transportations Systems (TS), SV, Med and Osram.

Research and development expense decreased from €1.426 billion to €1.278 billion compared to the prior year quarter, generally in line with the decrease in sales. R&D spending within Operations represented 7.1% of sales, up from 6.8% in the second quarter of last year. Marketing, selling and general administrative expenses were €3.232 billion compared to €3.666 billion in the second quarter a year ago. This figure represents 17.7% of sales, compared to 17.2% in the second quarter of the prior year.

Other operating income (expense), net was a positive €69 million compared to a positive €549 million in the second quarter of fiscal 2002, which included gains of €604 million resulting from sales of shares in Infineon Technologies AG. The current year quarter includes net gains of €46 million from customer cancellations at PG. Income (loss) from investments in other companies, net was a positive €24 million compared to a positive €97 million in the second quarter of the prior year. The current year includes higher income from an investment in a power generation project in Indonesia at Siemens Financial Services (SFS). Income from equity investments in Bosch Siemens Hausgeräte GmbH, Framatome and Fujitsu Siemens Computers were higher than in the previous period but were more than offset by Siemens’ equity share of Infineon’s net loss, which was €127 million, compared to €43 million in the prior year. Income from financial assets and marketable securities, net was €10 million compared to €75 million in the last year. Interest income of Operations, net was €8 million compared to €67 million a year earlier, due to lower interest income from advance payments. Other interest income (expense), net was a positive €35 million compared to a negative €18 million last year reflecting lower average interest rates on debt.

The effective tax rate on income in the second quarter of fiscal 2003 was approximately 27%, compared to 21% in the second quarter a year ago, which was positively impacted by the tax-free sale of Infineon shares.

Net income in the second quarter was €568 million, compared to €1.281 billion in the prior year, which included a tax-free gain of €604 million from the sale of shares in Infineon. Earnings per share in the current quarter were €0.64, compared to €1.44 in the prior-year period.

Net cash from operating and investing activities in the second quarter rebounded strongly from the first quarter, to €1.398 billion, benefiting from effective asset management and planned reductions in capital expenditures. Net cash from operating and investing activities in the first quarter of fiscal 2003 was a negative €1.137 billion, including a supplemental cash contribution of €442 million to Siemens’ pension trusts in Germany and the U.K. Net cash from operating and investing activities in the second quarter a year ago was €1.433 billion, including a negative €327 million related to transactions involving Infineon and Atecs Mannesmann.

Results of Siemens worldwide — First six months of fiscal 2003 compared to first six months of fiscal 2002

Orders for the first six months were €39.229 billion, down 18% from €47.821 billion a year earlier, and sales fell 12% to €37.075 billion from €42.244 billion. Excluding currency and the net effect of acquisitions and dispositions, the declines in orders and sales were 11% and 4%, respectively.

Gross profit as a percentage of sales in the first half of fiscal 2003 was 28.2%, above the prior year level of 27.5%. The current half-year includes higher allowances on inventory, particularly at PG, related in part to customer cancellations. The prior year was negatively impacted by the consolidation of two months of Infineon’s relatively low gross profit margin. Infineon was deconsolidated beginning December 2001.

Other operating income (expense), net was a positive €284 million compared to a positive €940 million in the first half of fiscal 2002, which included gains of €936 million resulting from sales of shares in Infineon. The current half-year period includes net gains of €258 million from customer cancellations at PG. Income (loss) from investments in other companies, net was a positive €28 million compared to a positive €75 million in the first half of the prior year. The current year includes higher income from investments noted above partly offset by Siemens’ equity share of Infineon’s net loss, which was €144 million, compared to €103 million in the prior year. The prior year’s six-month period included a €66 million gain on sale of an investment.

The effective tax rate on income in the first half of fiscal 2003 was approximately 32%, compared to 20% in the same period a year ago, which was positively impacted by the tax-free sale of Infineon shares.

Net income for the first six months of fiscal 2003 was €1.089 billion. First-half net income of €1.819 billion a year earlier included a non-taxable gain of €936 million related to the sale of shares in Infineon. Earnings per share in the first half were €1.22, compared to €2.05 in the prior year.

On October 1, 2002, Siemens adopted Statement of Accounting Financial Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. As a result of the adoption of SFAS 143, income of €59 million (€36 million net of income taxes, or €0.04 per share) was recorded as a cumulative effect of a change in accounting principle. See Note 8 to the consolidated financial statements for further information.

For the first six months of this year, net cash from operating and investing activities was €261 million, after supplemental pension trust contributions of €442 million in the first quarter. Net cash from operating and investing activities for the first six months a year earlier was €1.740 billion, including €945 million of net proceeds from transactions involving Infineon and Atecs Mannesmann.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

		Second quarter ended			Six months ended
		March 31,			March 31,

ICN Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	7%	(147)	(158)	(6)%	(298)	(282)
Group profit margin		(8.8)%	(5.9)%		(8.6)%	(5.4)%
Total sales	(37)%	1,679	2,657	(33)%	3,483	5,197
New orders	(22)%	1,689	2,174	(24)%	3,629	4,801
Net cash from operating and investing activities		19	227		52	40

	March 31,	Sept. 30,
	2003	2002

Net capital employed	694	1,100
Employees (in thousands)	36	39

     ICN narrowed its second-quarter Group loss from €158 million a year ago to €147 million in the current period. The Group continued to adjust its cost structure to address industry-wide declines in business volume, taking charges for severance and capacity adjustments totaling €44 million. While the Enterprise Networks division contributed €49 million to Group profit on sales of €887 million, substantially lower business volume as well as pricing pressures contributed to a €180 million quarterly loss on €797 million in sales at the Carrier Networks and Services division. For the Group as a whole, sales dropped 37% to €1.679 billion from €2.657 billion in the prior-year period. In addition to ongoing adverse market conditions, ICN’s year-over-year decline in second-quarter sales also reflects currency translation effects of negative 6 percentage points and the divestment of various businesses between the two periods under review. Correspondingly, orders were down 22% to €1.689 billion from €2.174 billion in the same quarter a year ago, including negative currency effects of 7 percentage points. ICN anticipates ongoing charges in the second half of fiscal 2003, particularly related to its Profit And Cash Turnaround (PACT) program, which is aimed at cutting cost, consolidating the group’s worldwide manufacturing infrastructure and optimizing its business portfolio.

     ICN in the first half of fiscal 2003 kept its losses in line with the prior year and improved its gross profit margin despite a sharp decline in sales related to market forces, negative currency effects, and the divestments of Unisphere Networks and Networks Systems between the two periods under review. Enterprise Networks was profitable in the first half, while Carrier Networks and Services recorded losses, reflecting widespread reduced demand and associated price pressure in the telecom carrier industry. For ICN as a whole, the first half periods of fiscal 2003 and fiscal 2002 both included charges for severance and asset write-downs of €93 million and €136 million, respectively.

     Net capital employed at March 31, 2003 decreased to €694 million from €1.100 billion at the end of the prior fiscal year, particularly due to reductions in investments in property, plant and equipment. Reduced capital expenditures also contributed to the improvement in net cash from operating and investing activities to €52 million from €40 million in the first half of the prior year. Cash flow is expected to absorb impacts in future periods from ongoing severance programs. EVA improved compared to the first half a year ago, but remained negative.

Information and Communication Mobile (ICM)

		Second quarter ended			Six months ended
		March 31,			March 31,

ICM Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	25%	55	44	41%	114	81
Group profit margin		2.4%	1.6%		2.2%	1.4%
Total sales	(15)%	2,329	2,731	(11)%	5,185	5,858
New orders	(31)%	2,300	3,325	(28)%	4,809	6,643
Net cash from operating and investing activities		279	425		167	29

	March 31,	Sept. 30,
	2003	2002

Net capital employed	1,908	1,973
Employees (in thousands)	28	29

     ICM improved its Group profit to €55 million in the second quarter from €44 million in the prior-year period. Second-quarter sales were €2.329 billion, down 15% from €2.731 billion, and orders were €2.300 billion, down 31% from €3.325 billion. Currency effects contributed five percentage points to the decline in sales. The Mobile Phones division contributed €2 million to Group profit, generating €983 million in sales on a volume of 8.0 million handsets in a seasonally slow quarter. These results reflect ongoing margin pressures in the mobile phone market compared to a year ago, partly offset by a better-performing product mix. For comparison the division sold 8.3 million units and earned €13 million on sales of €1.052 billion in the same quarter a year earlier. Market conditions were particularly challenging at the Mobile Networks division, where earnings of €44 million on sales of €1.067 billion included a net positive effect of €66 million related primarily to a reduction in customer financing exposure. For comparison, the division’s earnings a year earlier were €33 million. The Cordless Products and Wireless Modules divisions again contributed to Group profit. Anticipating further volume erosion in the second half of the year, particularly at Mobile Networks, ICM is intensifying its “Top-on-Air” productivity program.

     Group profit of ICM in the first half of fiscal 2003 was €114 million compared to €81 million for the same period last year. The Mobile Phone division increased earnings from €32 million last year to €54 million on a better product mix and on a stable development of sales despite increased price pressures. Earnings at the Mobile Network division in the first half of fiscal 2003 were €20 million, including the above mentioned net positive effect, whereas earnings in the prior year was €41 million, including €63 million charges for severance. Mobile Networks faced ongoing price erosion and restrictive capital expenditures of operators in a weakening market resulting in a 20% decline in sales compared to the first half of last year. The Cordless Product division increased its contribution to Group profit in the first half of the current fiscal year.

     Net capital employed at March 31, 2003 was €1.908 billion, compared to €1.973 billion at the end of the prior fiscal year. Net cash from operating and investing activities improved to €167 million compared to €29 million for the first half of last year, as liabilities increased in the current six month period, compared to a significant decrease in the prior year, partly offset by lower decreases in inventories and accounts receivable in the current period. Cash flow will be impacted in future periods due to payments related to headcount reduction activities and due to the development of customer financing exposure in the Mobile Networks division. EVA improved, but remained negative.

Siemens Business Services (SBS)

		Second quarter ended			Six months ended
		March 31,			March 31,

SBS Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	(34)%	25	38	(47)%	37	70
Group profit margin		1.9%	2.6%		1.4%	2.4%
Total sales	(8)%	1,338	1,461	(11)%	2,605	2,928
New orders	(12)%	1,291	1,459	(20)%	2,685	3,359
Net cash from operating and investing activities		(67)	(15)		(168)	(103)

	March 31,	Sept. 30,
	2003	2002

Net capital employed	462	264
Employees (in thousands)	35	34

     SBS posted Group profit of €25 million, down from €38 million in the second quarter a year earlier. Sales declined 8%, to €1.338 billion, and orders fell 12%, to €1.291 billion, as the market for information technology (IT) services grappled with increasing overcapacity, particularly in the Group’s important German and European Union markets.

     SBS had sharply lower Group profit in the first half of fiscal 2003 due to softening demand particularly in its German market, reflected in orders falling faster than sales during the six month period. Net capital employed increased from €264 million at the end of the prior fiscal year to €462 million at March 31, 2003 due in particular to lower accounts payable. Net cash from operating and investing activities was a negative €168 million compared to a negative €103 million for the first half of last year. EVA turned negative.

Automation and Control

Automation and Drives (A&D)

		Second quarter ended			Six months ended
		March 31,			March 31,

A&D Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	33%	184	138	17%	363	311
Group profit margin		9.0%	6.5%		9.0%	7.6%
Total sales	(5)%	2,034	2,133	(2)%	4,016	4,091
New orders	(1)%	2,155	2,168	(3)%	4,389	4,533
Net cash from operating and investing activities		275	272		438	259

	March 31,	Sept. 30,
	2003	2002

Net capital employed	2,079	2,197
Employees (in thousands)	51	51

     A&D was again a top earnings performer among Siemens Groups. A&D’s Group profit of €184 million and margin of 9% were up substantially from the same quarter a year ago, and maintained the pace of more recent quarters. Both periods included minor severance charges in the U.S. The Industrial Automation Systems and Motion Control Systems divisions delivered the strongest contributions to Group profit. Second-quarter sales were €2.034 billion, down 5% year-over-year, and orders were €2.155 billion, nearly level with the prior year. Currency effects cut seven percentage points from both sales and order growth.

     A&D in the first half increased Group profit 17% and improved its earnings margin. Excluding currency translation effects of six percentage points for sales and five percentage points for orders, A&D kept sales and orders in the half year at a high level despite reduced capital expenditures in the manufacturing sector of its large U.S. market.

     Net capital employed at March 31, 2003 was €2.079 billion, compared to €2.197 billion at the end of the prior fiscal year. Net cash from operating and investing activities improved sharply to €438 million compared to €259 million for the first half of last year, due to improved working capital management. Improved earnings led to a significant increase in EVA compared to the first half of fiscal 2002.

Industrial Solutions and Services (I&S)

		Second quarter ended			Six months ended
		March 31,			March 31,

I&S Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit		4	(39)	22%	(29)	(37)
Group profit margin		0.4%	(3.6)%		(1.5)%	(1.8)%
Total sales	(7)%	990	1,069	(9)%	1,919	2,109
New orders	—%	1,018	1,017	(4)%	2,085	2,182
Net cash from operating and investing activities		(10)	(71)		(53)	(171)

	March 31,	Sept. 30,
	2003	2002

Net capital employed	271	315
Employees (in thousands)	27	29

     While I&S was in the black in the second quarter, due to a net positive effect of €9 million related to revised estimates of project performance, the Group continues to reduce capacity as the market for industrial solutions continues to weaken. Second-quarter sales declined 7%, to €990 million, including five percentage points due to currency effects, and orders were level at €1.018 billion.

     In the first half of fiscal 2003, I&S narrowed its loss compared to the first-half a year ago, and slightly improved its earnings margin. Group profit in the first six months of the current year includes €35 million in charges primarily for severance payments. A year ago, Group profit included €30 million in severance charges taken in the second quarter.

     Net capital employed at March 31, 2003 reduced to €271 million, compared to €315 million at the end of the prior fiscal year, primarily due to improved management of accounts payable and inventory. Benefiting from these effects, net cash from operating and investing activities improved to a negative €53 million compared to a negative €171 million for the first half of last year. Cash flow will be negatively impacted in future periods due to continuing severance programs. I&S’s negative EVA improved compared to the first half a year ago.

Siemens Dematic (SD)

		Second quarter ended			Six months ended
		March 31,			March 31,

SD Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	—%	12	12	4%	24	23
Group profit margin		1.8%	1.6%		1.9%	1.5%
Total sales	(12)%	658	747	(17)%	1,280	1,551
New orders	(10)%	614	684	(15)%	1,226	1,447
Net cash from operating and investing activities		(149)	(40)		(238)	(103)

	March 31,	Sept. 30,
	2003	2002

Net capital employed	1,199	975
Employees (in thousands)	11	12

     SD held its Group profit level with the second quarter a year earlier, at €12 million, despite price erosion in the U.S. and European markets and the ongoing slump in the telecommunications equipment market, which affects SD’s Electronics Assembly Systems division. Second-quarter sales of €658 million were down 12% year-over-year, and orders were down 10%, to €614 million. Currency effects cut 12 percentage points from sales growth and 14 percentage points from order growth.

     SD in the first half of fiscal 2003 kept Group profit level year-over-year despite lower volumes than in the first six months a year ago, in part due to negative currency effects and weak global market demand. Net capital employed at March 31, 2003 was €1.199 billion, compared to €975 million at the end of the prior fiscal year. Net cash from operating and investing activities was a negative €238 million compared to a negative €103 million for the first half of last year primarily due to an increase in inventories relating to unbilled contracts. EVA decreased and remained negative.

Siemens Building Technologies (SBT)

		Second quarter ended			Six months ended
		March 31,			March 31,

SBT Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	(95)%	2	40	(47)%	45	85
Group profit margin		0.2%	2.8%		1.8%	3.1%
Total sales	(13)%	1,228	1,406	(10)%	2,434	2,718
New orders	(16)%	1,238	1,473	(13)%	2,492	2,870
Net cash from operating and investing activities		212	112		176	28

	March 31,	Sept. 30,
	2003	2002

Net capital employed	1,620	1,778
Employees (in thousands)	33	36

     Group profit at SBT was €2 million after €16 million in charges for severance and associated write-downs. For comparison, Group profit in the second quarter a year earlier was €40 million. Slower economic growth in the U.S. and Europe combined with an 8% currency effect pushed sales down 13% year-over-year, to €1.228 billion, and orders down 16%, to €1.238 billion. SBT anticipates further charges to reduce capacity and divest under-performing units in the second half of fiscal 2003.

     SBT in the first half saw a decline in profitability both within the current six-month period and compared to the same period a year earlier, reflecting stalled economic growth and correspondingly weak demand, particularly in the European construction market. In addition to the volume-driven decline in earnings, the current six month period included charges for severance and associated write-downs of €29 million. Sales and orders in the first half was negatively impacted by currency effects.

     Net capital employed at March 31, 2003 was €1.620 billion, compared to €1.778 billion at the end of the prior fiscal year. Net cash from operating and investing activities was €176 million compared to €28 million for the first half of last year, primarily due to a decrease in receivables. Cash flow will be negatively impacted in future periods due to payments related to planned headcount reduction activities. The negative EVA of SBT deteriorated.

Power

Power Generation (PG)

		Second quarter ended			Six months ended
		March 31,			March 31,

PG Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	(42)%	262	450	(11)%	671	752
Group profit margin		15.5%	17.2%		19.3%	15.8%
Total sales	(35)%	1,691	2,614	(27)%	3,476	4,748
New orders	(35)%	2,213	3,405	(40)%	4,483	7,498
Net cash from operating and investing activities		117	484		71	883

	March 31,	Sept. 30,
	2003	2002

Net capital employed	430	(144)
Employees (in thousands)	25	26

     PG led all Siemens operating segments with Group profit of €262 million and a margin well above 15%. This result includes charges of €23 million for planned consolidation of manufacturing capacity. Furthermore, while the current period includes net gains of €46 million from customer cancellations, the prior-year period benefited from a €75 million gain related to revised estimates of project performance. PG’s sales and orders, as expected, reflect the effects of radically reduced demand in the U.S. and a loss of ten percentage points due to currency translation against sales between the two periods under review. As a result, sales of €1.691 billion and orders of €2.213 billion were both 35% lower than in the prior-year period. On a consecutive-quarter basis, business volumes declined more modestly. Success in winning new service contracts enabled PG to keep its backlog at €14.3 billion plus reservations of €4.1 billion — nearly the same composition as at the end of the first quarter.

     During the first six months, PG bolstered its backlog of service contracts and expanded its turbine business in countries other than the U.S., in particular winning large orders in Spain, Morocco and Germany. While first-half sales decreased, in part due to negative currency effects, and Group profit fell year-over-year, PG’s first-half earnings margin rose three and a half percentage points year-over-year, including net gains of €258 million related to cancellation of orders, partly offset by €87 million in allowances on inventories recorded in the first quarter.

     Net capital employed at March 31, 2003 increased to €430 million, compared to a negative €144 million at the end of the prior fiscal year, primarily due to lower advance payments. This trend also drove the decline in net cash from operating and investing activities, which fell to €71 million from €883 million in the first half of last year. EVA declined but remained strong.

Power Transmission and Distribution (PTD)

		Second quarter ended			Six months ended
		March 31,			March 31,

PTD Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	67%	50	30	80%	90	50
Group profit margin		5.9%	3.0%		5.5%	2.5%
Total sales	(16)%	846	1,005	(18)%	1,648	2,007
New orders	(20)%	811	1,020	(28)%	1,920	2,669
Net cash from operating and investing activities		60	89		118	71

	March 31,	Sept. 30,
	2003	2002

Net capital employed	894	928
Employees (in thousands)	16	17

     PTD increased its quarterly Group profit to €50 million, well above the €30 million level in the second quarter a year ago. The prior period included losses at the Group’s Metering division, which PTD divested between the two periods under review. PTD’s margin improved three points year-over-year and nearly a full point compared to the previous quarter. Sales decreased 16%, to €846 million, and orders declined 20%, to €811 million. The effects of the divestment of Metering strongly influenced sales and orders by a negative 12% and 14%, respectively, whereas currency translation effects were a negative 9% and 8%, respectively.

     In the first half, PTD delivered sharply higher Group profit on a smaller business volume after the divestment of its metering business in September 2002. Productivity improvements contributed to the increase in Group profit. The prior year period included €22 million in charges for severance. PTD’s decrease in orders and sales compared to the same period a year earlier was primarily driven by the divestment of Metering and currency effects.

     Net capital employed at March 31, 2003 was €894 million, compared to €928 million at the end of the prior fiscal year. Net cash from operating and investing activities improved to €118 million from €71 million for the first half of last year. EVA moved into positive territory, due to increased profitability on lower Net capital employed.

Transportation

Transportation Systems (TS)

		Second quarter ended			Six months ended
		March 31,			March 31,

TS Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	3%	64	62	18%	132	112
Group profit margin		5.8%	5.8%		6.1%	5.5%
Total sales	4%	1,101	1,060	8%	2,181	2,021
New orders	33%	1,424	1,070	(14)%	2,524	2,923
Net cash from operating and investing activities		(245)	73		(406)	149

	March 31,	Sept. 30,
	2003	2002

Net capital employed	(177)	(741)
Employees (in thousands)	18	17

     TS held Group profit and margin steady at €64 million and 5.8%, respectively, led by strong earnings at the Rail Automation division. Sales for TS overall rose 4%, to €1.101 billion, as the Group converted previous orders, particularly for railcars in the United Kingdom, into current sales. TS continued to win new business in Europe and Asia, including contracts for Spain’s first driverless metropolitan transit system in Barcelona, and 35 double-deck trains for the Swiss national railway system. The resulting 33% increase in second-quarter orders year-over-year, to €1.424 billion, drove the Group’s order backlog up to €11.6 billion.

     In the first half of fiscal 2003, TS increased its Group profit by 18% and also improved its earnings margin compared to the same period a year earlier. While sales rose year-over-year, orders were lower in comparison with the prior-year period, which included several large new contracts in the U.K.

     Net capital employed at March 31, 2003 was a negative €177 million, compared to a negative €741 million at the end of the prior fiscal year, primarily due to lower customer prepayments and higher inventories. This effect was also evident in net cash from operating and investing activities of a negative €406 million compared to a positive €149 million for the first half of last year. The effect of higher net capital employed more than offset the increase in earnings improvement, resulting in a decreased EVA compared to the high level in the first half a year ago.

Siemens VDO Automotive (SV)

		Second quarter ended			Six months ended
		March 31,			March 31,

SV Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit		119	18		192	12
Group profit margin		5.4%	0.8%		4.4%	0.3%
Total sales	(1)%	2,185	2,207	2%	4,318	4,234
New orders	(1)%	2,185	2,211	2%	4,318	4,234
Net cash from operating and investing activities		81	20		(3)	(23)

	March 31,	Sept. 30,
	2003	2002

Net capital employed	3,912	3,746
Employees (in thousands)	44	43

     SV continued its improvement in quarterly profitability since completing the integration of its merger with VDO. Group profit of €119 million was a new high for SV, far above the €18 million level posted in the second quarter a year ago. Diesel injection systems continued to fuel earnings growth at SV, helped by a significant earnings improvement in onboard information and entertainment (“infotainment”) systems. Both sales and orders were €2.185 billion, down 1% year-over year, including negative currency translation effects of 7%.

     SV grew its business volume in the first six months compared to last year despite negative currency effects and intervening divestments, and sharply improved its earnings margins. The Group’s multi-year investment in innovative technologies, such as for Powertrain and onboard IT, is paying off.

     Net capital employed at March 31, 2003 was €3.912 billion, compared to €3.746 billion at the end of the prior fiscal year. The increase in working capital more than offset the improvement in Group profit, resulting in net cash from operating and investing activities of negative €3 million compared to a negative €23 million at the end of the first half of the prior year. EVA improved significantly, but remained negative.

Medical

Medical Solutions (Med)

		Second quarter ended			Six months ended
		March 31,			March 31,

Medical Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	(3)%	255	262	5%	500	474
Group profit margin		13.9%	14.0%		13.7%	13.0%
Total sales	(2)%	1,830	1,870	1%	3,661	3,640
New orders	(14)%	1,845	2,141	(7)%	3,803	4,111
Net cash from operating and investing activities		214	170		194	337

	March 31,	Sept. 30,
	2003	2002

Net capital employed	3,400	3,414
Employees (in thousands)	32	31

     Med maintained a margin of nearly 14%, with a somewhat lower Group profit of €255 million compared to €262 million a year earlier. Sales slid 2%, to €1.830 billion, and orders fell 14%, to €1.845 billion, including currency effects of 14% and 12%, respectively.

     Med in the first half of fiscal 2003 increased Group profit in a slower-growing market. First-half sales were level with the prior period and orders declined at Med indicating slower growth year-over-year. Both sales and orders were strongly influenced by negative currency effects.

     Net capital employed at March 31, 2003 was essentially unchanged at €3.400 billion compared to €3.414 billion at the end of the prior fiscal year. Net cash from operating and investing activities declined from €337 million in the first half a year ago to €194 million in the current period, due to increased working capital, particularly accounts receivable. EVA increased significantly compared to the first half last year.

Lighting

Osram

		Second quarter ended			Six months ended
		March 31,			March 31,

Osram Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Group profit	12%	101	90	23%	207	168
Group profit margin		9.5%	7.9%		9.5%	7.5%
Total sales	(7)%	1,063	1,138	(2)%	2,186	2,237
New orders	(7)%	1,063	1,139	(2)%	2,186	2,238
Net cash from operating and investing activities		169	155		314	144

	March 31,	Sept. 30,
	2003	2002

Net capital employed	2,188	2,436
Employees (in thousands)	35	35

     Osram’s Group profit of €101 million and margin of 9.5% in a difficult market represented solid increases compared to €90 million and 7.9% in the second quarter a year earlier. The Group continued the success of recent quarters by combining stringent cost-cutting and investment in higher-margin new products, including offerings that contributed to rapid volume growth and earnings improvement at the Opto Semiconductors division. Sales and order development in the Group’s important U.S. market, however, remained difficult. Second-quarter sales and orders were €1.063 billion, down 7% year-over-year, including negative currency effects of 12%, particularly related to the U.S. dollar.

     In the first half of fiscal 2003, Osram increased Group profit 23% and boosted its earnings margin two percentage points year-over-year, driven by earnings improvements from the Automotive Lighting and Opto Semiconductors divisions. Currency effects reduced business volume in the first half by 10%.

     Net capital employed at March 31, 2003 declined substantially to €2.188 billion, compared to €2.436 billion at the end of the prior fiscal year, due to lower capital expenditures and improved working capital management. Due to the same factors and on improved profitability, net cash from operating and investing activities improved to €314 million in the current period from €144 million for the first half of last year. Higher profit on lower net capital employed improved Osram’s positive EVA.

Other operations

     Other operations consist of items previously included in “Corporate, eliminations.” The new category aggregates results for certain centrally held equity investments such as Bosch Siemens Hausgeräte GmbH (BSH) and other operating activities not associated with a Group. In the second quarter of fiscal 2003, Other operations generated Group profit of €87 million, compared to €99 million in the same period a year ago.

     Other operations in the first half recorded €122 million in Group profit compared to €132 million the same period a year earlier.

Corporate items, pensions and eliminations

     Corporate items, pensions, and eliminations consist primarily of corporate personnel costs, corporate projects, certain non-allocated pension costs, and the net equity result of Infineon. For the second quarter of fiscal 2003, this line item was a negative €386 million compared to a negative €167 million in the same period a year ago, which included a €66 million gain from the sale of an investment. Corporate costs in the second quarter were €147 million, compared to €163 million last year. Siemens’ equity share of Infineon’s net loss was €127 million in the current quarter, compared to €43 million a year earlier, and non-allocated pension expense was also higher in the current period, at €187 million, compared to €55 million a year earlier.

     The change in corporate items, pensions and eliminations in the first half of fiscal 2003 compared to the same period a year earlier resulted primarily from higher non-allocated pension costs and higher equity losses at Infineon, in which Siemens has an equity interest. Before its deconsolidation in December 2001, the negative consolidated results from Infineon in October and November 2001 are included in the Eliminations, reclassifications and Corporate Treasury component.

Financing and Real Estate

Siemens Financial Services (SFS)

		Second quarter ended			Six months ended
		March 31,			March 31,

SFS Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Income before income taxes	41%	58	41	71%	142	83
Total sales		139	155		275	276
Net cash from operating and investing activities		150	41		(7)	340

	March 31,	Sept. 30,
	2003	2002

Total assets	8,420	8,681
Allocated Equity	1,080	930
Total debt	6,686	6,730
Therein intracompany financing	6,462	6,469
Therein debt from external sources	224	261
Employees (in thousands)	1	1

     SFS increased earnings before income taxes to €58 million, up from €41 million in the second quarter year earlier, on higher income at the Equity division from an equity investment.

     SFS in the first half of fiscal 2003 delivered sharply higher earnings before income taxes compared to the same period a year earlier, on the strength of income from an investment in Indonesia by the Equity division and lower provisions and write-downs at the Equipment and Sales Financing Division.

     Total assets at March 31, 2003 were €8.420 billion, compared to €8.681 billion at the end of the prior fiscal year, primarily due to significant currency effects and as a result of lower leasing business volumes. Net cash from operating and investing activities was a negative €7 million compared to a positive €340 million for the first half of last year, primarily due to the cessation of sales of receivables through the SieFunds asset securitization vehicle. EVA increased on stronger earnings.

Siemens Real Estate (SRE)

		Second quarter ended			Six months ended
		March 31,			March 31,

SRE Performance Data	Change	2003	2002	Change	2003	2002

		(€ in millions)			(€ in millions)
Income before income taxes	(30)%	55	79	(34)%	110	167
Total sales	(3)%	395	408	(2)%	791	805
Net cash from operating and investing activities		84	114		134	138

	March 31,	Sept. 30,
	2003	2002

Total assets	3,710	4,090
Allocated Equity	920	920
Total debt	1,575	1,751
Therein intracompany financing	1,250	1,402
Therein debt from external sources	325	349
Employees (in thousands)	2	2

     Second-quarter results for SRE declined year-over-year, to €55 million from €79 million, due to lower disposal gains and increasing vacancy rates brought on by economic uncertainty in Europe and the U.S.

     Income before income taxes for SRE for the first half of fiscal 2003 decreased 34% compared to the prior year, primarily due to lower disposal gains and increasing vacancy rates. As a result of decreasing demand for services, particularly in Germany, sales were down 2% to €791 million compared to the first half of fiscal 2002.

     Total assets at March 31, 2003 were €3.710 billion, compared to €4.090 billion at the end of the prior fiscal year, primarily due to a reduction of real estate holdings. Net cash from operating and investing activities was €134 million, on the level of the first half of last year. EVA decreased, but remained positive.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

Cash Flow — First six months of fiscal 2003 compared to first six months of fiscal 2002

     Net cash provided by the operating activities of the Operations component for the first six months of fiscal 2003 was €469 million compared to €2.334 billion in the first six months of fiscal 2002. Cash flow from operating activities in the current period included €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. Before these cash contributions, cash provided by operating activities of Operations in the first six months of fiscal 2003 was €911 million. Changes in net working capital (current assets less current liabilities) used cash of €1.749 billion in the first six months of fiscal 2003 compared to cash provided of €52 million in the same period in the prior year. The largest effect within working capital during the six month period ended March 31, 2003 resulted from a decrease within other current liabilities in particular at PG due to lower advance payments from the cancellation of orders in the U.S. Inventories increased in the first half-year of 2003, particularly at SD and TS.

     Net cash used in investing activities within Operations was €850 million for the first six months of fiscal 2003 compared to €178 million in the same period of the prior year. While the current six month period reflects significant reductions in capital expenditures for property, plant and equipment, particularly at ICN and Osram, the prior year includes net proceeds of €945 million from transactions related to Atecs-Mannesmann and Infineon. These include a cash payment of €3.657 billion to Vodafone AG to complete the Atecs transaction initiated in fiscal 2001 countered by €3.080 billion received in proceeds from the disposition of Atecs businesses held for sale. Sales of Infineon shares in each of the first two quarters of fiscal 2002 generated proceeds totaling €1.522 billion for the first six months of last year.

     Net cash provided by operating activities within the Financing and Real Estate component for the first six months of fiscal 2003 was €195 million compared to €381 million in the first six months a year ago due primarily to a decrease in other current liabilities.

     Net cash used in investing activities in Financing and Real Estate was €142 million in the first six months of fiscal 2003 compared to net cash provided of €23 million in the same period of the prior year. This development reflects the effect from sales of accounts receivable by SFS, net of collections, including asset securitization using SieFunds of negative €259 million in the first six months of fiscal 2003. During the first half of fiscal 2002, collections on previously sold accounts receivable outpaced new sales by €190 million. Siemens has discontinued the use of the SieFunds asset securitization vehicle for the sale of accounts receivable for the time being.

     Net cash provided by operating activities of Siemens worldwide was €1.272 billion for the first six months of fiscal 2003 compared to €2.253 billion for the same period in the prior year. The current six month period includes €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. Changes in net working capital used cash of €1.559 billion in the first six months of fiscal 2003 compared to cash used of €774 million in the same period in the prior year. Reflecting the phase-out of sales of accounts receivable, the decrease in outstanding balance of receivables sold was €537 million in the current period, compared to a decrease of €190 million in the first six months of last year. In addition to the factors noted above for the Operations and Financing and Real Estate component, the overall decrease in other current liabilities was primarily related to lower customer prepayments.

     Net cash used in investing activities of Siemens worldwide was €1.011 billion compared to net cash used of €513 million in the first six months of last year. The current period reflects lower cash outlays for capital expenditures as noted above, while the prior year is influenced by the above-mentioned portfolio activities related to Atecs and Infineon.

     Net cash from operating and investing activities for the first six months of the fiscal 2003 was €261 million compared to €1.740 billion in the first six months of fiscal 2002. (See also the discussion of net cash from operating and investing activities in the Segment Information Analysis above.)

     Net cash used in financing activities for Siemens worldwide was €2.077 billion. Within that total was €727 million in repayment of debt, including the buyback of €500 million of a bond exchangeable into shares of Infineon. The net change in short-term debt was a reduction of €594 million. During the current six-month period, €888 million in dividends were paid to shareholders.

     For Siemens worldwide, total net cash provided by operating activities of €1.272 billion, less cash used in investing and financing activities of €3.088 billion, less the effects of currency translation on cash, resulted in a €2.026 billion decrease in cash and cash equivalents, to €9.170 billion.

Capital Developments

     At the Annual Shareholders’ Meeting on January 23, 2003, our shareholders gave authorization to repurchase up to 10% of our outstanding shares at any time until July 22, 2004. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan and (iii) offered for sale to employees within the employee share program. In addition, the Company is authorized by the German Stock Corporation Act (Aktiengesetz) to repurchase its shares to offer them for sale to its employees within the share programs. For further information with respect to the repurchase of shares for sale to employees see Notes to the Consolidated Financial Statements.

     In addition, at the Annual Shareholders’ Meeting on January 23, 2003, our shareholders authorized the creation of new capital and authorized our Managing Board to issue convertible bonds and/or bonds with warrants. For further information, see Notes to the Consolidated Financial Statements.

Pension Plans

     Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans, which cover virtually all of our domestic employees and many of our foreign employees. In order to fund Siemens’ obligations under the defined benefit plans, our major pension plans are funded with assets in segregated pension entities. These assets are managed by specialized asset managers. In general, the asset allocation is based on pension asset and liability studies and is regularly reviewed. Siemens has implemented custodian structures for these pension assets, which allow for a regular and consistent tracking and reporting on a worldwide basis. Current investment strategy is biased towards high quality government and selected corporate bonds. Future investment decisions will be determined in consideration of market developments and are therefore subject to change.

     Information about the funded status and the asset allocation of the Company’s principal pension benefit plans is presented in the following table (in € billion):

	March 31, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation (PBO) at end of period(1)	19.4	13.5	5.9	19.5	13.3	6.2
Fair value of plan assets	14.5	10.3	4.2	14.5	9.6	4.9
Under-funding at end of period	4.9	3.2	1.7	5.0	3.7	1.3

Asset allocation of total pension assets:
Equity	8%	—	27%	33%	20%	60%
therein Infineon shares	—	—	—	3%	5%	—
Fixed income	77%	85%	56%	46%	58%	22%
Real estate	10%	10%	10%	8%	7%	9%
Cash	5%	5%	7%	13%	15%	9%

(1)	As of March 31, 2003 estimated

     In the table above, asset values as of September 30, 2002 are determined based on specific measurement dates. The measurement date for the Siemens German Pension Trust (domestic trust) is September 30. The measurement date for our principal foreign pension plans, primarily those in the U.S and the U.K. is June 30. As of March 31, 2003, asset values for both the Siemens German Pension Trust and the foreign pension plans are based on market values at March 31, 2003.

     Funding— In October 2002, supplemental contributions were made to the Siemens German Pension Trust totaling €635 million, comprising €377 million in real estate and €258 million in cash. A supplemental cash contribution of €184 million was also made in October 2002 to the U.K. pension plan. Regular funding during the six month period ended March 31, 2003 amounted to €20 million. Future funding decisions for the group’s pensions plans will be made based upon due consideration of developments affecting plan assets and pension liabilities as well as minimum funding requirements and local tax deductibility. Benefits paid during the six month period ended March 31, 2003 amounted to approximately €450 million.

     Investment Return— Investment returns for the Siemens German Pension Trust from October 1 to March 31, 2003 amounted to €305 million, or a positive 5.1% determined on an annualized basis. From October 1 to March 31, 2003, the principal foreign pension plans had a positive investment return of €141 million or 5.7% on an annualized basis. As a result of a plan measurement date of June 30, the fair value of the plan assets of certain foreign plans, primarily in the U.S. and the U.K., as of March 31, 2003 also reflects the change in net asset values for the period July 1 to September 30, 2002, which amounted to a negative €551 million.

     Asset Allocation— The table above details the allocation of assets in our principal pension benefit plans. During the six month period ended March 31, 2003, the remaining investment of the Siemens German Pension Trust in Infineon Technologies AG shares was sold.

     The significant pension plan assumptions for the periods ending March 31, 2003 and September 30, 2002 and 2001 were as follows:

	Period ended,

	March 31, 2003			September 30, 2002			September, 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	6.0%	5.75%	6.4%	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%
Siemens German Pension Trust	5.75%			5.75%			6.0%
U.S.	7.25%			7.25%			7.5%
U.K.	5.7%			5.7%			6.2%
Expected return on plan assets	6.7%	6.75%	6.7%	8.0%	8.25%	7.9%	8.8%	9.3%	7.8%
Siemens German Pension Trust	6.75%			8.25%			9.5%
U.S.	6.95%			9.0%			8.75%
U.K.	6.85%			7.2%			7.4%
Rate of compensation increase	3.1%	2.75%	3.9%	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%
Siemens German Pension Trust	2.75%			2.75%			3.0%
U.S.	4.25%			4.25%			4.5%
U.K.	4.1%			4.1%			4.1%
Rate of pension progression	1.4%	1.25%	2.3%	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%
Siemens German Pension Trust	1.25%			1.25%			1.5%
U.K.	2.5%			2.5%			2.5%

     The interest and service cost components of net periodic pension cost for each fiscal year were determined based upon the PBO as of the measurement date which for the Siemens German Pension Trust is September 30, while for most foreign plans, it is June 30. The calculation of the expected return on plan assets component of net periodic pension cost was based on the rate provided for each respective year. For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized losses components of net periodic pension costs are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over the immediately preceding four quarters. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date.

     Net periodic pension cost—Total net periodic pension cost including service cost for the fiscal year ended September 30, 2003 will be approximately €1.0 billion. For the six month period ended March 31, 2003, net periodic pension cost was €485 million compared to €203 million in the first half of the prior fiscal year. In fiscal 2002, total net periodic pension cost including service cost was €447 million. The increase in net periodic pension cost compared to fiscal 2002 results from two important factors. First, the Company adjusted the expected rate of return on plan assets for the most significant pension plans as a result of a revised asset allocation and in expectation of lower market returns. This change results in a negative impact for the entire fiscal year 2003 of €220 million. Secondly, net periodic pension cost will increase in fiscal 2003 as a result of higher amortization of unrealized losses. These unrealized losses arose from negative developments in the international capital markets during the fiscal years 2002 and 2001, together with the effect of the reduction of the plan discount rate assumption.

     The service cost and amortization of prior service cost components of net periodic pension cost for all of fiscal 2003 is expected to be approximately €500 million, the same amount as in fiscal 2002. The service cost component for the Siemens German Pension Trust (€212 million in fiscal 2003) is currently reported in the Segment Information table centrally under Corporate items, pensions and eliminations, whereas the service cost and amortization of prior service cost components for the foreign pension plans (€288 million in fiscal 2003) are allocated to the operating Groups. All other components of net periodic pension cost are reported centrally under Corporate items, pensions and eliminations for both the Siemens German Pension Trust and the foreign pension plans. Non-allocated pension related expense within Corporate items, pensions and eliminations will increase from €250 million in fiscal 2002 to approximately €780 million for the fiscal year ended September 30, 2003. In the statement of income, net periodic pension cost is allocated among the functional costs (cost of sales, research and development, marketing, selling and general administrative expense), according to the function of the employee groups accruing benefits.

EVA PERFORMANCE

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operating Groups and income before income taxes for the Financing and Real estate businesses as a base) against the additional cost of capital used to run a business, (using net capital employed for the Operating Groups and risk-adjusted equity for the Financing and Real estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.

     Siemens’ worldwide EVA for the first half of fiscal 2003 was positive but lower compared to the same period a year ago, due primarily to gains of €936 million on sales of shares in Infineon during the first six months a year earlier. Excluding these gains, EVA increased compared to the prior-year period.

SUBSEQUENT EVENTS

     Subsequent to the close of the second quarter on March 31, 2003 the following events took place that may have an effect on Siemens’ financial or operating position:

     On April 28, 2003, Siemens announced the signing of contracts towards the acquisition of the industrial turbine business of Alstom S.A., Paris, in two transactions. In the first transaction, Siemens will acquire Alstom’s small gas turbine business. In the second transaction, Alstom’s medium-sized gas and steam turbine businesses will be acquired. The combined total purchase price is €1.1 billion. On April 30, the European Commission formally approved the acquisition of Alstom’s small gas turbine business. The completion of the medium-sized gas and steam turbine businesses remains subject to approval by the relevant antitrust authorities.

     On April 30, 2003, Med and Draegerwerk AG received approval from the European Commission for a proposed joint venture in the market for acute hospital care, subject to certain conditions. Siemens will contribute its Patient Care Systems business unit, a part of the Electromedical Systems division and Draeger will contribute its entire Medical division to the joint venture. The joint venture will be headquartered in Luebeck, Germany and will be named Draeger Medical AG & Co. KGaA. The joint venture will be held at 65 percent by Draeger and at 35 percent by Siemens. Its worldwide workforce will total around 5,700.

     This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate”, “believe”, “estimate”, “expect”, “intend” , “should” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	18,230	21,258	(415)	(370)	18,113	21,067	532	561
Cost of sales	(13,062)	(15,267)	415	371	(13,079)	(15,198)	(398)	(440)

Gross profit on sales	5,168	5,991	—	1	5,034	5,869	134	121
Research and development expenses	(1,278)	(1,426)	—	—	(1,278)	(1,426)	—	—
Marketing, selling and general administrative expenses	(3,232)	(3,666)	1	(1)	(3,157)	(3,610)	(76)	(55)
Other operating income (expense), net	69	549	(21)	582	69	(74)	21	41
Income from investments in other companies, net	24	97	—	1	3	96	21	—
Income (expense) from financial assets and marketable securities, net	10	75	11	89	8	(3)	(9)	(11)
Interest income of Operations, net	8	67	—	—	8	67	—	—
Other interest income (expense), net	35	(18)	37	(16)	(24)	(26)	22	24
Gains on sales and dispositions of significant business interests	—	—	—	(604)	—	604	—	—

Income before income taxes	804	1,669	28	52	663	1,497	113	120
Income taxes	(216)	(353)	(5)	(82)	(182)	(255)	(29)	(16)
Minority interest	(20)	(35)	—	—	(20)	(35)	—	—

Income (loss) before cumulative effect of change in accounting principle	568	1,281	23	(30)	461	1,207	84	104
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	—

Net income (loss)	568	1,281	23	(30)	461	1,207	84	104

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.64	1.44
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.64	1.44

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.64	1.44
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.64	1.44

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury(2)		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	37,075	42,244	(786)	(303)	36,801	41,470	1,060	1,077
Cost of sales	(26,625)	(30,611)	787	227	(26,614)	(30,022)	(798)	(816)

Gross profit on sales	10,450	11,633	1	(76)	10,187	11,448	262	261
Research and development expenses	(2,573)	(2,973)	—	(168)	(2,573)	(2,805)	—	—
Marketing, selling and general administrative expenses	(6,740)	(7,567)	—	(88)	(6,593)	(7,352)	(147)	(127)
Other operating income (expense), net	284	940	(37)	886	266	(27)	55	81
Income (loss) from investments in other companies, net	28	75	—	(16)	(15)	88	43	3
Income (expense) from financial assets and marketable securities, net	37	46	42	50	(2)	5	(3)	(9)
Interest income of Operations, net	21	49	—	—	21	49	—	—
Other interest income (expense), net	111	24	95	75	(26)	(92)	42	41
Gains on sales and dispositions of significant business interests	—	—	—	(936)	—	936	—	—

Income (loss) before income taxes	1,618	2,227	101	(273)	1,265	2,250	252	250
Income taxes(1)	(518)	(450)	(32)	56	(405)	(455)	(81)	(51)
Minority interest	(47)	42	—	2	(47)	40	—	—

Income (loss) before cumulative effect of change in accounting principle	1,053	1,819	69	(215)	813	1,835	171	199
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—

Net income (loss)	1,089	1,819	69	(215)	852	1,835	168	199

Basic earnings per share
Income before cumulative effect of change in accounting principle	1.18	2.05
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.22	2.05

Diluted earnings per share
Income before cumulative effect of change in accounting principle	1.18	2.05
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.22	2.05

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 period are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2003 and September 30, 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	3/31/03	9/30/02	3/31/03	9/30/02	3/31/03	9/30/02	3/31/03	9/30/02

ASSETS
Current assets
Cash and cash equivalents	9,170	11,196	8,343	10,269	792	873	35	54
Marketable securities	500	399	19	25	462	356	19	18
Accounts receivable, net	14,260	15,230	(7)	(7)	10,931	12,058	3,336	3,179
Intracompany receivables	—	—	(9,837)	(13,284)	9,751	13,209	86	75
Inventories, net	10,938	10,672	(12)	(5)	10,878	10,592	72	85
Deferred income taxes	1,142	1,212	111	64	1,026	1,143	5	5
Other current assets	5,633	5,353	1,135	1,028	3,565	3,306	933	1,019

Total current assets	41,643	44,062	(248)	(1,910)	37,405	41,537	4,486	4,435

Long-term investments	4,985	5,092	—	2	4,664	4,797	321	293
Goodwill	6,251	6,459	—	—	6,169	6,369	82	90
Other intangible assets, net	2,206	2,384	—	—	2,183	2,362	23	22
Property, plant and equipment, net	10,962	11,742	1	2	7,229	7,628	3,732	4,112
Deferred income taxes	3,489	3,686	829	764	2,509	2,771	151	151
Other assets	4,342	4,514	84	103	1,479	1,304	2,779	3,107
Other intracompany receivables	—	—	(1,003)	(931)	1,003	931	—	—

Total assets	73,878	77,939	(337)	(1,970)	62,641	67,699	11,574	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,471	2,103	692	1,143	664	785	115	175
Accounts payable	7,827	8,649	(8)	6	7,633	8,453	202	190
Intracompany liabilities	—	—	(7,669)	(7,776)	2,167	1,799	5,502	5,977
Accrued liabilities	9,612	9,608	15	18	9,348	9,445	249	145
Deferred income taxes	628	661	(242)	(206)	642	647	228	220
Other current liabilities	11,780	13,691	310	375	11,141	12,853	329	463

Total current liabilities	31,318	34,712	(6,902)	(6,440)	31,595	33,982	6,625	7,170

Long-term debt	10,073	10,243	8,818	6,833	821	2,974	434	436
Pension plans and similar commitments	5,028	5,326	—	—	5,000	5,299	28	27
Deferred income taxes	190	195	(11)	(50)	92	119	109	126
Other accruals and provisions	3,366	3,401	27	28	3,041	3,068	298	305
Other intracompany liabilities	—	—	(2,269)	(2,341)	189	45	2,080	2,296

	49,975	53,877	(337)	(1,970)	40,738	45,487	9,574	10,360

Minority interests	480	541	—	—	480	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,129,254,149 and 1,145,917,335 shares, respectively
Issued: 890,377,481 and 890,374,001 shares, respectively	2,671	2,671
Additional paid-in capital	5,053	5,053
Retained earnings	21,672	21,471
Accumulated other comprehensive income (loss)	(5,973)	(5,670)
Treasury stock, at cost. 3,216 and 49,864 shares, respectively	—	(4)

Total shareholders’ equity	23,423	23,521	—	—	21,423	21,671	2,000	1,850

Total liabilities and shareholders’ equity	73,878	77,939	(337)	(1,970)	62,641	67,699	11,574	12,210

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	1,089	1,819	69	(215)	852	1,835	168	199
Adjustments to reconcile net income to cash provided
Minority interest	47	(42)	—	(2)	47	(40)	—	—
Amortization, depreciation and impairments	1,550	1,841	—	209	1,344	1,410	206	222
Deferred taxes	64	(215)	3	(190)	55	(1)	6	(24)
Gains on sales and disposals of businesses and property, plant and equipment, net	(61)	(999)	—	(936)	(40)	(8)	(21)	(55)
Losses (gains) on sales of investments, net	3	(77)	—	7	3	(84)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	936	—	(936)	—	—
Losses (gains) on sales and impairments of marketable securities, net	21	(4)	9	(2)	11	(6)	1	4
(Income) loss from equity investees, net of dividends received	(53)	14	—	16	(19)	(4)	(34)	2
Change in current assets and liabilities
(Increase) decrease in inventories, net	(721)	(37)	—	86	(731)	(146)	10	23
(Increase) decrease in accounts receivable, net	1,027	874	60	289	968	559	(1)	26
Increase (decrease) in outstanding balance of receivables sold	(537)	(190)	(259)	(190)	(278)	—	—	—
(Increase) decrease in other current assets	316	333	152	(241)	187	593	(23)	(19)
Increase (decrease) in accounts payable	(581)	(1,127)	(9)	(256)	(585)	(835)	13	(36)
Increase (decrease) in accrued liabilities	148	(143)	—	48	159	(172)	(11)	(19)
Increase (decrease) in other current liabilities	(1,211)	(484)	388	(598)	(1,469)	53	(130)	61
Supplemental contributions to pension trusts	(442)	—	—	—	(442)	—	—	—
Change in other assets and liabilities	613	690	195	577	407	116	11	(3)

Net cash provided by (used in) operating activities	1,272	2,253	608	(462)	469	2,334	195	381
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,210)	(1,806)	—	(149)	(1,067)	(1,383)	(143)	(274)
Acquisitions, net of cash acquired	(32)	(3,695)	—	—	(32)	(3,695)	—	—
Purchases of investments	(92)	(163)	—	(65)	(87)	(95)	(5)	(3)
Purchases of marketable securities	(15)	(21)	(11)	(12)	(2)	(8)	(2)	(1)
Increase in receivables from financing activities	(121)	(12)	(283)	(338)	—	—	162	326
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	259	190	—	—	(259)	(190)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	366	524	—	—	262	363	104	161
Proceeds from sales and dispositions of businesses	59	4,602	—	—	59	4,602	—	—
Proceeds from sales of marketable securities	34	58	16	16	17	38	1	4

Net cash (used in) provided by investing activities	(1,011)	(513)	(19)	(358)	(850)	(178)	(142)	23
Cash flows from financing activities
Proceeds from issuance of capital stock	—	155	—	—	—	155	—	—
Purchase of common stock of Company	—	(148)	—	—	—	(148)	—	—
Proceeds from issuance of treasury shares	4	81	—	—	4	81	—	—
Proceeds from issuance of debt	202	256	202	256	—	—	—	—
Repayment of debt	(727)	—	(727)	—	—	—	—	—
Change in short-term debt	(594)	645	(334)	413	(201)	267	(59)	(35)
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid	(888)	(888)	—	—	(888)	(888)	—	—
Dividends paid to minority shareholders	(74)	(80)	—	—	(74)	(80)	—	—
Intracompany financing	—	—	(1,496)	1,731	1,508	(1,369)	(12)	(362)

Net cash (used in) provided by financing activities	(2,077)	19	(2,355)	2,398	349	(1,982)	(71)	(397)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(210)	67	(160)	41	(49)	25	(1)	1
Net (decrease) increase in cash and cash equivalents	(2,026)	1,443	(1,926)	1,236	(81)	199	(19)	8
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	9,170	9,245	8,343	8,096	792	1,106	35	43

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the six months ended March 31, 2003 and year ended September 30, 2002
(in millions of €)

				Accumulated Other Comprehensive Income (Loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Capital	Paid-in	Retained	Translation	for-sale	Derivative	Pension	Shares
	Stock	Capital	Earnings	Adjustment	Securities	Instruments	Liability	at Cost	Total

Balance at October 1, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	2,597	—	—	—	—	—	2,597
Change in currency translation adjustment	—	—	—	(533)	—	—	—	—	(533)
Change in unrealized gains and losses	—	—	—	—	(239)	36	(1,418)	—	(1,621)

Total comprehensive income	—	—	2,597	(533)	(239)	36	(1,418)	—	443
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	6	152	—	—	—	—	—	—	158
Purchase of capital stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163

Balance at September 30, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	1,089	—	—	—	—	—	1,089
Change in currency translation adjustment	—	—	—	(479)	—	—	—	—	(479)
Change in unrealized gains and losses	—	—	—	—	94	82	—	—	176

Total comprehensive income	—	—	1,089	(479)	94	82	—	—	786
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Purchase of capital stock	—	—	—	—	—	—	—	(126)	(126)
Re-issuance of treasury stock	—	—	—	—	—	—	—	130	130

Balance at March 31, 2003	2,671	5,053	21,672	(611)	(91)	141	(5,412)	—	23,423

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	1,689	2,174	1,587	2,504	92	153	1,679	2,657	(147)	(158)
Information and Communication Mobile (ICM)	2,300	3,325	2,287	2,693	42	38	2,329	2,731	55	44
Siemens Business Services (SBS)	1,291	1,459	1,015	1,091	323	370	1,338	1,461	25	38
Automation and Drives (A&D)	2,155	2,168	1,735	1,823	299	310	2,034	2,133	184	138
Industrial Solutions and Services (I&S)	1,018	1,017	685	781	305	288	990	1,069	4	(39)
Siemens Dematic (SD)	614	684	617	734	41	13	658	747	12	12
Siemens Building Technologies (SBT)	1,238	1,473	1,158	1,320	70	86	1,228	1,406	2	40
Power Generation (PG)	2,213	3,405	1,691	2,601	—	13	1,691	2,614	262	450
Power Transmission and Distribution (PTD)	811	1,020	790	938	56	67	846	1,005	50	30
Transportation Systems (TS)	1,424	1,070	1,095	1,056	6	4	1,101	1,060	64	62
Siemens VDO Automotive (SV)	2,185	2,211	2,183	2,204	2	3	2,185	2,207	119	18
Medical Solutions (Med)	1,845	2,141	1,817	1,864	13	6	1,830	1,870	255	262
Osram	1,063	1,139	1,056	1,134	7	4	1,063	1,138	101	90
Other operations(5)	383	494	294	284	129	225	423	509	87	99

Total Operations Groups	20,229	23,780	18,010	21,027	1,385	1,580	19,395	22,607	1,073	1,086
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,679)	(1,912)	56	42	(1,338)	(1,582)	(1,282)	(1,540)	(386)	(167)
Other interest expense	—	—	—	—	—	—	—	—	(24)	(26)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	604
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	18,550	21,868	18,066	21,069	47	(2)	18,113	21,067	663	1,497

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	139	154	105	120	34	35	139	155	58	41
Siemens Real Estate (SRE)	395	408	59	69	336	339	395	408	55	79
Eliminations	—	—	—	—	(2)	(2)	(2)	(2)	—	—

Total Financing and Real Estate	534	562	164	189	368	372	532	561	113	120

Eliminations, reclassifications and Corporate Treasury	—	1	—	—	(415)	(370)	(415)	(370)	28	52

Siemens worldwide	19,084	22,431	18,230	21,258	—	—	18,230	21,258	804	1,669

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	3/31/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	694	1,100	19		227		53	99	125	98
Information and Communication Mobile (ICM)	1,908	1,973	279		425		73	86	66	92
Siemens Business Services (SBS)	462	264	(67)		(15)		27	56	64	68
Automation and Drives (A&D)	2,079	2,197	275		272		65	59	51	56
Industrial Solutions and Services (I&S)	271	315	(10)		(71)		9	19	12	15
Siemens Dematic (SD)	1,199	975	(149)		(40)		14	23	13	17
Siemens Building Technologies (SBT)	1,620	1,778	212		112		24	30	39	39
Power Generation (PG)	430	(144)	117		484		29	30	34	38
Power Transmission and Distribution (PTD)	894	928	60		89		17	29	16	18
Transportation Systems (TS)	(177)	(741)	(245)		73		22	23	14	13
Siemens VDO Automotive (SV)	3,912	3,746	81		20		75	119	106	94
Medical Solutions (Med)	3,400	3,414	214		170		66	80	48	47
Osram	2,188	2,436	169		155		51	71	64	73
Other operations(5)	892	535	1		11		15	13	14	14

Total Operations Groups	19,772	18,776	956		1,912		540	737	666	682
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,614)	(3,021)	(100	)(6)	(130	)(6)	17	3,670	(6)	45
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,483	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	62,641	67,699	856		1,782		557	4,407	660	727

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,420	8,681	150		41		39	81	54	62
Siemens Real Estate (SRE)	3,710	4,090	84		114		39	82	50	49
Eliminations	(556)	(561)	(24	)(6)	(32	)(6)	—	—	—	—

Total Financing and Real Estate	11,574	12,210	210		123		78	163	104	111

Eliminations, reclassifications and Corporate Treasury	(337)	(1,970)	332	(6)	(472	)(6)	—	—	—	—

Siemens worldwide	73,878	77,939	1,398		1,433		635	4,570	764	838

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	3,629	4,801	3,301	4,941	182	256	3,483	5,197	(298)	(282)
Information and Communication Mobile (ICM)	4,809	6,643	5,115	5,786	70	72	5,185	5,858	114	81
Siemens Business Services (SBS)	2,685	3,359	1,989	2,163	616	765	2,605	2,928	37	70
Automation and Drives (A&D)	4,389	4,533	3,418	3,515	598	576	4,016	4,091	363	311
Industrial Solutions and Services (I&S)	2,085	2,182	1,414	1,594	505	515	1,919	2,109	(29)	(37)
Siemens Dematic (SD)	1,226	1,447	1,206	1,527	74	24	1,280	1,551	24	23
Siemens Building Technologies (SBT)	2,492	2,870	2,313	2,563	121	155	2,434	2,718	45	85
Power Generation (PG)	4,483	7,498	3,458	4,730	18	18	3,476	4,748	671	752
Power Transmission and Distribution (PTD)	1,920	2,669	1,547	1,872	101	135	1,648	2,007	90	50
Transportation Systems (TS)	2,524	2,923	2,171	2,014	10	7	2,181	2,021	132	112
Siemens VDO Automotive (SV)	4,318	4,234	4,313	4,231	5	3	4,318	4,234	192	12
Medical Solutions (Med)	3,803	4,111	3,632	3,629	29	11	3,661	3,640	500	474
Osram	2,186	2,238	2,174	2,188	12	49	2,186	2,237	207	168
Other operations(5)	922	924	596	606	316	367	912	973	122	132

Total Operations Groups	41,471	50,432	36,647	41,359	2,657	2,953	39,304	44,312	2,170	1,951
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,309)	(4,188)	89	64	(2,592)	(2,906)	(2,503)	(2,842)	(879)	(545)
Other interest expense	—	—	—	—	—	—	—	—	(26)	(92)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	936
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	38,162	46,244	36,736	41,423	65	47	36,801	41,470	1,265	2,250

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	275	276	214	214	61	62	275	276	142	83
Siemens Real Estate (SRE)	791	805	124	117	667	688	791	805	110	167
Eliminations	—	—	—	—	(6)	(4)	(6)	(4)	—	—

Total Financing and Real Estate	1,066	1,081	338	331	722	746	1,060	1,077	252	250

Eliminations, reclassifications and Corporate Treasury	1	496	1	490	(787)	(793)	(786)	(303)	101	(273)

Siemens worldwide	39,229	47,821	37,075	42,244	—	—	37,075	42,244	1,618	2,227

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	3/31/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	694	1,100	52		40		88	233	236	232
Information and Communication Mobile (ICM)	1,908	1,973	167		29		146	155	138	174
Siemens Business Services (SBS)	462	264	(168)		(103)		64	95	125	140
Automation and Drives (A&D)	2,079	2,197	438		259		104	106	106	112
Industrial Solutions and Services (I&S)	271	315	(53)		(171)		21	35	24	26
Siemens Dematic (SD)	1,199	975	(238)		(103)		23	39	28	32
Siemens Building Technologies (SBT)	1,620	1,778	176		28		47	68	74	75
Power Generation (PG)	430	(144)	71		883		85	91	66	74
Power Transmission and Distribution (PTD)	894	928	118		71		29	50	32	36
Transportation Systems (TS)	(177)	(741)	(406)		149		50	68	29	24
Siemens VDO Automotive (SV)	3,912	3,746	(3)		(23)		255	214	195	179
Medical Solutions (Med)	3,400	3,414	194		337		140	174	98	94
Osram	2,188	2,436	314		144		118	157	133	143
Other operations(5)	892	535	(56)		(108)		23	22	28	26

Total Operations Groups	19,772	18,776	606		1,432		1,193	1,507	1,312	1,367
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,614)	(3,021)	(987	)(6)	724	(6)	(7)	3,666	32	43
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,483	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	62,641	67,699	(381)		2,156		1,186	5,173	1,344	1,410

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,420	8,681	(7)		340		81	151	108	122
Siemens Real Estate (SRE)	3,710	4,090	134		138		67	126	98	100
Eliminations	(556)	(561)	(74	)(6)	(74	)(6)	—	—	—	—

Total Financing and Real Estate	11,574	12,210	53		404		148	277	206	222

Eliminations, reclassifications and Corporate Treasury	(337)	(1,970)	589	(6)	(820	)(6)	—	214	—	209

Siemens worldwide	73,878	77,939	261		1,740		1,334	5,664	1,550	1,841

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.   Basis of presentation

     The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros (“€”).

     Interim financial statements—The accompanying consolidated balance sheet as of March 31, 2003, the consolidated statements of income and cash flow for the six months ended March 31, 2003 and 2002 and the consolidated statement of changes in shareholders’ equity for the six months ended March 31, 2003 are unaudited. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited consolidated financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Company’s financial statements and notes included in Siemens’ 2002 Annual Report.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (“Siemens worldwide”) is enhanced by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating business (“Operations”) separately from that for the financing and real estate activities (“Financing and Real Estate”), the Corporate Treasury and certain elimination and reclassification effects (“Eliminations, reclassifications and Corporate Treasury”). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 13.

     Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current period presentation.

     Accounting changes—On October 1, 2002, Siemens adopted Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As a result of adopting SFAS 143, income of €59 (€36 net of income taxes) has been recorded as a cumulative effect of a change in accounting principle, primarily in connection with the Company’s remediation and environmental accrual related to the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (“Hanau facilities”) as well as the facilities in Karlstein, Germany (“Karlstein facilities”). See Note 8 for further information.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Siemens applied the provisions of SFAS 144 prospectively and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

     In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. Siemens applied the provisions of SFAS 146 prospectively and the adoption of SFAS 146 did not have a material impact on the Company’s financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (see Note 10 for information about guarantees and for information related to product warranties, see below and Note 7) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

     Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

     Recent accounting pronouncements—In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Siemens has early adopted the disclosure provisions of SFAS 148 (see below).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Pursuant to SFAS 123, Siemens has elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans (see Note 11). The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS 123:

		Three months ended		Six months ended
		March 31,		March 31,

		2003	2002	2003	2002

Net income
As reported		568	1,281	1,089	1,819
Plus:	Stock-based employee compensation expense included in reported net income, net of taxes	—	2	—	20
Less:	Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(30)	(30)	(63)	(40)

Pro forma		538	1,253	1,026	1,799

Basic earnings per share
As reported		0.64	1.44	1.22	2.05
Pro forma		0.60	1.41	1.15	2.02
Diluted earnings per share
As reported		0.64	1.44	1.22	2.05
Pro forma		0.60	1.41	1.15	2.02

     In November 2002, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. The Company is currently evaluating the impact the adoption of EITF Issue No. 00-21 will have on its financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities — “VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently evaluating potential entities with respect to their treatment under FIN 46. While it is reasonably possible that some of these structures will have to be consolidated, the Company does not expect a material impact on its financial statements. In addition, the Company has not identified any significant variable interests that will require disclosure.

     In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component and amends certain other definitions and existing pronouncements. The statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated for after June 30, 2003, and should be applied prospectively. The Company is currently evaluating the impact the adoption will have on its financial statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

2.   Other operating income (expense), net

	Six months ended
	March 31,

	2003	2002

Gains (losses) on sales and disposals of businesses, net	21	936
Gains (losses) on sales of property, plant and equipment, net	40	63
Other	223	(59)

	284	940

     Gains (losses) on sales and disposals of businesses, net for the six months ended March 31, 2002 relates to the sale of 63.1 million shares of Infineon in open market transactions. Other for the first six months of fiscal 2003 includes net gains of €258 related to cancellation of orders at PG.

3.   Interest income, net

	Six months ended
	March 31,

	2003	2002

Interest income (expense) of Operations, net	21	49
Other interest (expense) income, net	111	24

Total interest income, net	132	73

Thereof: Interest and similar income	392	552
Thereof: Interest and similar expense	(260)	(479)

     Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

4.   Inventories, net

	March 31,	September 30,
	2003	2002

Raw materials and supplies	2,736	2,430
Work in process	1,272	1,674
Costs and earnings in excess of billings on uncompleted contracts	6,053	5,572
Finished goods and products held for resale	3,114	3,385
Advances to suppliers	687	544

Subtotal	13,862	13,605
Advance payments received	(2,924)	(2,933)

	10,938	10,672

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

5.   Long-term investments

	March 31,	September 30,
	2003	2002

Investment in associated companies	4,085	4,120
Miscellaneous investments	900	972

	4,985	5,092

     Investments in associated companies as of March 31, 2003 and September 30, 2002 includes €2,261 and €2,441, respectively, related to the Company’s equity investment in Infineon. The market value of the Company’s investment in Infineon (based upon the Infineon share price) at the end of March 31, 2003 and September 30, 2002 was €1,778 and €1,606, respectively. As a result of the Siemens German Pension Trust’s sale of all of its Infineon shares during the first half of fiscal 2003, Siemens voting interest in Infineon decreased to 16.6% as of March 31, 2003 (see table below).

	March 31,		September 30,
	2003		2002

		shares in		shares in
		thousands		thousands

Siemens’ ownership interest	39.7%	286,292	39.7%	286,292
Less: Non-voting trust’s interest		200,000		200,000

Siemens’ voting interest	16.6%*	86,292	16.6%*	86,292
Siemens German Pension Trust’s voting interest		—	16.7%*	87,053

Siemens’ total voting interest	16.6%*	86,292	33.3%*	173,345

*	Based upon total Infineon shares outstanding at March 31, 2003 and September 30, 2002, respectively, less 200 million shares contributed to the Non-voting trust (see Note 3 to the consolidated financial statements contained in the Company’s Annual Report for the year ended September 30, 2002 for a description of the Non-voting trust). As of March 31, 2003 and September 30, 2002, Siemens’ total voting interest is 12.0% and 24.0%, respectively, based on the total shares outstanding.

6.   Goodwill, Other intangible assets, and Property, plant and equipment

	March 31,	September 30,
	2003	2002

Goodwill	6,251	6,459

Other intangible assets	3,857	3,938
Less: accumulated amortization	(1,651)	(1,554)

Other intangible assets, net	2,206	2,384

Property, plant and equipment	30,215	30,961
Less: accumulated depreciation	(19,253)	(19,219)

Property, plant and equipment, net	10,962	11,742

     Goodwill increased by €97 from minor acquisitions primarily at SBS, PG and Med, and decreased by €285 from currency translation effects and by €20 from minor dispositions primarily at SD. During the first six months of fiscal 2003, no goodwill was impaired.

     Other intangible assets include patents, software, licenses and similar rights. As of March 31, 2003, Other intangible assets include €1,551 for software. The accumulated amortization for software amounts to €564. The amortization expense of Other intangible assets for the first six months of fiscal 2003 and 2002 was €283 and €260, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The table below presents the carrying amount of goodwill per Group:

	March 31,	September 30,
	2003	2002

Operations
Information and Communication Networks (ICN)	244	254
Information and Communication Mobile (ICM)	96	109
Siemens Business Services (SBS)	269	230
Automation and Drives (A&D)	303	283
Industrial Solutions and Services (I&S)	64	92
Siemens Dematic (SD)	562	581
Siemens Building Technologies (SBT)	446	442
Power Generation (PG)	575	598
Power Transmission and Distribution (PTD)	141	148
Transportation Systems (TS)	118	108
Siemens VDO Automotive (SV)	1,532	1,528
Medical Solutions (Med)	1,731	1,898
Osram	88	98
Financing and Real Estate
Siemens Financial Services (SFS)	82	90
Siemens Real Estate (SRE)	—	—

	6,251	6,459

7.   Accrued liabilities

	March 31,	September 30,
	2003	2002

Employee related costs	2,582	2,637
Income and other taxes	1,641	1,574
Product warranties	1,709	1,634
Accrued losses on uncompleted contracts	884	864
Other	2,796	2,899

	9,612	9,608

     The current and noncurrent accruals for product warranties developed as follows:

Six months ended
March 31, 2003

Accrual as of beginning of period	2,094
Amount charged to expense in current period (additions)	448
Reduction due to payments in cash or in kind (usage)	(250)
Foreign exchange translation adjustment	(51)
Other changes related to existing warranties	(87)

Accrual as of end of period	2,154

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

8.   Other accruals and provisions

	March 31,	September 30,
	2003	2002

Remediation and environmental accruals	624	705
Deferred income	322	281
Product warranties	445	460
Other long-term accruals	1,975	1,955

	3,366	3,401

     The Company has significant asset retirement obligations relating to the decommissioning of its Hanau and Karlstein facilities, which had been used in the production of uranium and mixed-oxide fuel elements. The Company had previously recorded liabilities for such obligations based on estimated future cash flows discounted using a risk-free rate. Therefore, the impact of the adoption of SFAS 143 principally relates to the application of current credit-adjusted risk-free interest rates. The interest rates for the environmental liabilities relating to the decommissioning of the Hanau and Karlstein facilities, previously ranging from approximately 4% to 5%, have been adjusted to a range from approximately 3% to 6%.

     The cumulative effect of initially applying SFAS 143 amounted to a positive €36 (net of income taxes). The liability for asset retirement obligations as of March 31, 2003 totals €622. Included in Remediation and environmental accruals is €540 representing the non-current portion of the asset retirement obligation relating to the Hanau and Karlstein facilities. Had SFAS 143 been applied as of September 30, 2002, September 30, 2001 and October 1, 2000, the impact on the liability recorded, net income and earnings per share would not have been material.

9.   Shareholders’ equity

     The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for the six months ended March 31, 2003 and fiscal year 2002:

	Capital stock		Authorized Capital		Conditional Capital
	(authorized and issued)		(not issued)		(not issued)

	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares

As of October 1, 2001	2,664,690	888,230	772,630	257,543	194,525	64,842
Stock options	413	138	—	—	(413)	(138)
Settlement to former SNI shareholders	19	6	—	—	(19)	(6)
Capital increases	6,000	2,000	(6,000)	(2,000)	—	—

As of September 30, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	10	3	—	—	(10)	(3)
Expired capital	—	—	(300,000)	(100,000)	—	—
New approved capital	—	—	250,000	83,333	267,000	89,000

As of March 31, 2003	2,671,132	890,377	716,630	238,876	461,083	153,695

Capital increases

     In the first six months of fiscal 2003, capital stock increased by €10 thousand through the issuance of 3,480 shares from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2002.

Treasury stock

     In the first six months of fiscal 2003, Siemens repurchased a total of 2,890,464 shares (representing €9 or 0.3% of capital stock) at an average price of approximately €43.50 per share in addition to the 49,864 shares of treasury stock held at beginning of the fiscal year. Of these shares, 2,937,112 shares (representing €9 or 0.3% of capital stock) were sold to employees. The majority of these shares was sold to employees at a preferential price of €29 per share during the second quarter of fiscal 2003. As of March 31, 2003, 3,216 shares of stock remained in treasury with a carrying amount of €164 thousand.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Authorized and Conditional Capital

     Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders’ Meeting on January 23, 2003. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €250 through the issuance of up to 83,333,334 shares for which the shareholders’ preemptive rights are excluded since these shares will be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 will expire on January 22, 2008.

     By resolution of the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board is authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new shares of Siemens AG. The authorization will expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89,000,000 shares to service the exercise of the conversion or option rights of holders of these convertible bonds or warrants attached to these bonds (Conditional Capital 2003).

10.   Guarantees and other commitments

	March 31,	September 30,
	2003	2002

Discounted bills of exchange	48	51
Guarantees
Credit guarantees	725	945
Guarantees of third-party performance	1,734	1,678
Other guarantees	1,110	1,960

Total	3,569	4,583

Collateral for third party liabilities	12	17

     In accordance with FIN 45, the table above provides the undiscounted amount of maximum potential future payments for each major group of guarantee.

     Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. In connection with the formation of Infineon as a separate legal entity, Siemens had guarantees relating to business obligations of Infineon that could not be transferred to Infineon for legal, technical or practical reasons. With respect to such guarantees, as of September 30, 2002, Credit guarantees include €61 (that expired in fiscal 2003), for which Siemens had guaranteed the indebtedness of ProMOS, a subsidiary of Infineon. As of March 31, 2003, the Company has accrued €141 relating to credit guarantees compared to €191 at September 30, 2002.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In actual practice, such guarantees are rarely drawn and therefore no significant liability has been recognized in connection with these guarantees. Performance bonds also include an amount of €767 at March 31, 2003, related to commitments of Siemens’ formerly owned defense electronics business, which was sold in 1998.

     Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal, and other risks related to the purchased business entity. As of September 30, 2002, Other guarantees also include a guarantee for Infineon totaling €313 (which expired in fiscal 2003) with respect to contingent liabilities for government grants previously received. As of March 31, 2003 and September 30, 2002, the total accruals for other guarantees amounted to €290 and €284, respectively.

     As of March 31, 2003, the amount recognized for the non-contingent component of guarantees entered into after December 31, 2002 (see Note 1) was not significant.

11.   Stock-based compensation

     On November 14, 2002, the Supervisory Board and Managing Board granted options to 5,814 key executives for approximately 9.4 million shares of which options for 345,000 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price was €53.70 which is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

     Details on option activity and weighted average exercise prices for the six months ended March 31, 2003 are as follows:

		Weighted Average
	Options	Exercise Price

Outstanding, beginning of period	11,648,767	€82.85
Granted on November 14, 2002	9,397,005	€53.70
Options exercised	—	—
Options forfeited	(287,648)	€66.49

Outstanding, end of period	20,758,124	€69.88

Exercisable, end of period	4,652,896	€76.38

Fair value information

     The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value of the options granted on November 14, 2002 under the 2001 Siemens Stock Option Plan was €9.80 per option. The assumptions for calculating the fair value are as follows:

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Assumptions
at grant date

Risk-free interest rate	3.31%
Expected dividend yield	2.23%
Expected volatility	53.49%
Expected option life	3 years
Estimated weighted average fair value per option	€9.80
Fair value of total options granted during six months of fiscal year 2003	€92

     The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management’s opinion that existing models do not necessarily provide a single reliable measure of fair value.

12.   Earnings per share

	Six months ended
	March 31,

	2003	2002

	(shares in thousands)
Net income	1,089	1,819
Weighted average shares outstanding — basic	889,425	888,760
Effect of dilutive stock options	—	250

Weighted average shares outstanding — diluted	889,425	889,010
Basic earnings per share	1.22	2.05
Diluted earnings per share	1.22	2.05

13.   Segment information

     Siemens has fifteen reportable segments (referred to as “Groups”) reported among the components used in Siemens’ financial statement presentation. The Groups are organized based on the nature of products and services provided.

     Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     Infineon was a reportable segment until its deconsolidation as of December 5, 2001. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. Siemens’ at-equity share in Infineon’s results is shown under Operations (see below Reconciliation to financial statements).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The accounting policies of these components, as well as the Groups, are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to the Groups. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items (“Group profit”) as determined by the Managing Board as the chief operating decision maker. The previously used term “EBIT” was retitled, however the definition remained unchanged.

     Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury. Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of foreign pension plans, while all other pension related costs are included in the line item Corporate items, pensions and eliminations. Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (“asset-based adjustments”). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (“liability-based adjustments”) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     As a result, both Group profit and Net capital employed represent performance measures focused on operational success excluding the effects of capital market financing issues.

     Other operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch Siemens Hausgeräte), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

Reconciliation to financial statements

     Reconciliation to financial statements includes items, which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon. Pensions include the Company’s pension related income (expenses) not allocated to the Groups and consists of all pension related costs, other than amounts related to the service cost of foreign pension plans. Eliminations represent the consolidation of transactions within the Operations component.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Six months ended
	March 31,

	2003	2002

Corporate items	(484)	(384)
Pensions	(404)	(118)
Eliminations	9	(43)

	(879)	(545)

     For the six months ended March 31, 2003, Corporate items include €144 representing Siemens’ at-equity share in the net loss incurred by Infineon which was €103 in the prior year. For the first half of fiscal year 2002, Corporate items also include the gain on the sale of a non-operating equity investment of €66. Pensions for the first six months of fiscal 2003 were negatively affected by changes in pension trust net asset values, lower return assumptions and increased amortization expense primarily related to the underfunding of the Company’s pension trusts.

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

     Gains on sales and dispositions of significant business interests for the first six months of fiscal 2002 include a gain of €936 from the sale of 63.1 million Infineon shares in open market transactions.

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment information according to the above definition:

	March 31,	September 30,
	2003	2002

Total assets of Operations	62,641	67,699
Asset-based adjustments
Intracompany financing receivables and investments	(10,738)	(14,127)
Tax related assets	(3,959)	(4,350)
Liability-based adjustments
Pension plans and similar commitments	(5,000)	(5,299)
Accruals	(6,525)	(6,690)
Liabilities to third parties	(19,261)	(21,478)

Total adjustments (line item Other assets related reconciling items within the Segment information table)	(45,483)	(51,944)
Net capital employed of Corporate items, pensions and eliminations	2,614	3,021

Net capital employed of Operations Groups	19,772	18,776

Financing and Real Estate

     The Company’s performance measure for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measure used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.

     For the six months ended March 31, 2003 and 2002, Income before income taxes at SFS includes interest revenue of €233 and €265, respectively, and interest expense of €141 and €160, respectively.

     For the six months ended March 31, 2003 and 2002, Income before income taxes at SRE includes interest revenue of €4 and €5, respectively, and interest expense of €54 and €69, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, certain currency and interest rate derivative instruments. For the six months ended March 31, 2002, the results of operations from Infineon for the first two months of that period are included.

     For the six months ended March 31, 2003, Income before income taxes also includes a gain of €24 from the repurchase and the retirement of €500 notional amount of the exchangeable notes.

14.   Subsequent events

     Subsequent to the close of the second quarter on March 31, 2003, the following events took place that may have an effect on Siemens’ financial or operating position:

     On April 28, 2003, Siemens announced the signing of contracts towards the acquisition of the industrial turbine business of Alstom S.A., Paris, in two transactions. In the first transaction, Siemens will acquire Alstom’s small gas turbine business. In the second transaction, Alstom’s medium-sized gas and steam turbine businesses will be acquired. The combined total purchase price is €1.1 billion, including the assumption of debt. On April 30, the European Commission formally approved the acquisition of Alstom’s small gas turbine business. The completion of the medium-sized gas and steam turbine businesses remains subject to approval by the relevant antitrust authorities.

     On April 30, 2003, Med and Draegerwerk AG received approval from the European Commission for a proposed joint venture in the market for acute hospital care, subject to certain conditions. Siemens will contribute its Patient Care Systems business unit, a part of the Electromedical Systems division and Draeger will contribute its entire Medical division to the joint venture. The joint venture will be headquartered in Luebeck, Germany, and will be named Draeger Medical AG & Co. KGaA. The joint venture will be held at 65 percent by Draeger and at 35 percent by Siemens. Its worldwide workforce will total around 5,700.

QUARTERLY SUMMARY
(in € unless otherwise indicated)

	Fiscal 2003		Fiscal 2002

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net sales (in millions of €)	18,230	18,845	21,290	20,482	21,258	20,986
Net income (in millions of €)	568	521	53	725	1,281	538
Net cash from operating and investing activities (in millions of €)	1,398	(1,137)	1,548	1,466	1,433	307

Key capital market data
Earnings per share	0.64	0.59	0.06	0.81	1.44	0.61
Diluted earnings per share	0.64	0.59	0.06	0.81	1.44	0.61
Siemens stock price(1)
High	45.04	51.37	63.00	76.00	78.52	74.35
Low	32.55	32.05	34.00	55.26	61.82	41.40
Period-end	37.80	40.50	34.00	60.78	76.00	74.35
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	+10.15	+15.36	-6.94	-0.92	-2.03	+58.45
Compared to Dow Jones STOXX® index	+5.85	+16.00	-20.82	-4.31	+0.62	+65.86
Number of shares (in millions)	890	890	890	890	890	888
Market capitalization (in millions of €)	33,656	36,060	30,273	54,117	67,667	66,042
Credit rating of long-term debt
Standard & Poor's	AA-	AA-	AA-	AA-	AA-	AA
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	XETRA closing prices, Frankfurt.

SUPERVISORY BOARD AND MANAGING BOARD CHANGES

Supervisory Board Changes

     The Supervisory Board has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. On January 23, 2003, at the Annual Shareholders’ meeting, the shareholders elected the shareholders’ representatives. The employee representatives were elected by a conference of employee delegates on December 5, 2002. The members of the Supervisory Board are elected for a term of five years. For more information regarding the new Supervisory Board see below*:

Karl-Hermann Baumann,
Dr. rer.oec.
Chairman
Date of birth: 22 July 1935
First elected: 19 February 1998

Additional positions
Supervisory Board positions in Germany:
Deutsche Bank AG, Frankfurt/Main
E.ON AG, Düsseldorf
Linde AG, Wiesbaden
mg technologies ag, Frankfurt/Main
Schering AG, Berlin
ThyssenKrupp AG, Düsseldorf
Wilhelm von Finck AG, Grasbrunn

Ralf Heckmann
First Deputy Chairman
Chairman of the Central Works Council, Siemens AG
Date of birth: 19 July 1949
First elected: 24 March 1988

Josef Ackermann,
Dr. oec.
Second Deputy Chairman
Spokesman of the Board of Managing Directors,
Deutsche Bank AG
Date of birth: 7 February 1948
First elected: 23 January 2003

Additional positions
Supervisory Board positions in Germany:
Bayer AG, Leverkusen
Linde AG, Wiesbaden
Comparable positions outside Germany:
Stora Enso Oyi, Finland

Lothar Adler
Deputy Chairman of the Central Works Council,
Siemens AG
Date of birth: 22 February 1949
First elected: 23 January 2003

Gerhard Bieletzki
Member of the Combine Works Council, Siemens AG
Date of birth: 16 May 1947
First elected: 23 January 2003	John David Coombe
Chief Financial Officer, GlaxoSmithKline plc
Date of birth: 17 March 1945
First elected: 23 January 2003

Gerhard Cromme,
Dr. jur.
Chairman of the Supervisory Board, ThyssenKrupp AG
Date of birth: 25 February 1943
First elected: 23 January 2003

Additional positions
Supervisory Board positions in Germany:
Allianz AG, Munich
Axel Springer Verlag AG, Berlin
E.ON AG, Düsseldorf
Deutsche Lufthansa AG, Cologne
Ruhrgas AG, Essen
Volkswagen AG, Wolfsburg
Comparable positions outside Germany:
SUEZ S.A., France

Rolf Dittmar
Chairman of the Works Council, Munich-Perlach facility,
Siemens AG
Date of birth: 5 October 1943
First elected: 23 January 2003

Bertin Eichler
Executive Member of the Board of Management,
IG Metall
Date of birth: 27 August 1952
First elected: 13 November 1996

Additional positions
Supervisory Board positions in Germany:
Allgemeine Deutsche Direktbank AG, Frankfurt/Main
BGAG Beteiligungsgesellschaft der Gewerkschaften AG,
Frankfurt/Main (Chairman)
BauBeCon Holding, Hanover
BHW Holding AG, Hameln

Birgit Grube
Office clerk
Date of birth: 21 August 1945
First elected: 11 March 1993

Heinz Hawreliuk
Head of Company Codetermination Department, IG Metall
Date of birth: 23 March 1947
First elected: 1 April 1985

Additional positions
Supervisory Board positions in Germany:
Astrium GmbH, Munich
DaimlerChrysler Aerospace AG, Munich
DaimlerChrysler Luft und Raumfahrt Holding AG, Munich
Eurocopter Deutschland GmbH, Munich
Infineon Technologies AG, Munich

Walter Kröll,
Prof. Dr. rer. nat.
President of the Helmholtz-Gemeinschaft Deutscher
Forschungszentren e.V.
Date of birth: 30 May 1938
First elected: 23 January 2003

Additional positions
Supervisory Board positions in Germany:
MTU Aero Engines GmbH, Munich

Wolfgang Müller
Head of the Siemens team, IG Metall
Date of birth: 14 January 1948
First elected: 23 January 2003

Georg Nassauer
Steel casting constructor
Date of birth: 8 March 1948
First elected: 11 March 1993	Albrecht Schmidt,
Ass. jur., Dr. jur.
Spokesman for the Managing Directors,
Bayerische Hypo- und Vereinsbank AG
Date of birth: 13 March 1938
First elected: 11 March 1993

Additional positions
Supervisory Board positions in Germany:
Allianz AG, Munich
Bayerische Börse AG, Munich (Chairman)
Münchener Rückversicherungs-Gesellschaft AG, Munich

Group positions
Supervisory Board positions in Germany:
HVB Real Estate Bank AG, Munich (Chairman)

Comparable positions outside Germany:
Bank Austria Creditanstalt AG, Austria (Chairman)

Henning Schulte-Noelle,
Dr. jur.
Chairman of the Board of Management, Allianz Aktiengesellschaft
Date of birth: 26 August 1942
First elected: 13 February 1997

Additional positions
Supervisory Board positions in Germany:
BASF AG, Ludwigshafen
E.ON AG, Düsseldorf
Linde AG, Wiesbaden
Münchener Rückversicherungs-
Gesellschaft AG, Munich
ThyssenKrupp AG, Düsseldorf

Group positions
Supervisory Board positions in Germany:
Allianz Versicherungs-AG, Munich (Chairman)
Allianz Lebensversicherungs-AG, Stuttgart (Chairman)
Allianz Dresdner Asset Management GmbH, Munich
(Chairman)
Dresdner Bank, Frankfurt/Main (Chairman)

Comparable positions outside Germany:
Assurances Générales de France S.A., France
(Vice President)
Riunione Adriatica di Sicurtà S.p.A., Italy (Vice President)

Peter von Siemens
Industrial manager
Date of birth: 10 August 1937
First elected: 11 March 1993

Additional positions
Supervisory Board positions in Germany:
Münchener Tierpark Hellabrunn AG, Munich

Sir Iain Vallance
Vice Chairman,
The Royal Bank of Scotland Group
Date of birth: 20 May 1943
First elected: 23 January 2003

Hans Dieter Wiedig,
Dr. rer. oec.,
Date of birth: 27 June 1936
First elected: 23 January 2003
Klaus Wigand Industrial clerk Date of birth: 19 November 1945 First elected: 19 February 1998

*	Information as of December 2002.

Additionally, new members of the four permanent committees of the Supervisory Board have been appointed.

Executive Committee of the Supervisory Board:
Dr. Karl-Hermann Baumann
Ralf Heckmann
Dr. Josef Ackermann

Audit Committee:
Dr. Karl-Hermann Baumann
Ralf Heckmann
Dr. Josef Ackermann
Heinz Hawreliuk
Dr. Henning Schulte-Noelle

Mediation Committee, § 31 (3), (5) of the German Codetermination Act:
Dr. Karl-Hermann Baumann
Ralf Heckmann
Dr. Josef Ackermann
Heinz Hawreliuk

Investment Committee, § 32 of the German Codetermination Act:
Dr. Karl-Hermann Baumann
Dr. Josef Ackermann
Dr. Albrecht Schmidt

Managing Board Changes

On November 13, 2002, at the meeting of the Supervisory Board, Thomas Ganswindt and Dr. Klaus-Christian Kleinfeld were appointed to Siemens’ Managing Board, effective December 1, 2002.

On April 23, 2003, at the meeting of the Supervisory Board, Johannes Feldmayer was appointed to Siemens’ Managing Board, effective May 1, 2003.

TERMINOLOGY UPDATE

     As a result of the implementation of the new rule Conditions for Use of Non-GAAP Financial Measures of the U.S. Securities and Exchange Commission (SEC), Siemens changed the terminology and definition of certain terms used in its financial reporting especially relating to its Groups.

Summarized information specifying the changes is provided in the table below:

New terminology/definition	Previous terminology/definition

Group	Segment/group
Designates a reportable segment.	Previously both terms were used.

Group profit	EBIT
Measure of individual segment profit or loss.

Definition remains unchanged: “Earnings before financing interest, certain pension costs, income taxes and certain one-time items, which do not relate to the business performance of the Groups.”

Other operations
New line item within the Segment information table which primarily refers to certain centrally-held equity investments (such as BSH Bosch Siemens Hausgeräte) and other operating activities not associated with a Group.	No comparable previous line item. “Other operations” was part of the former line item “Corporate, Group. eliminations”.

Corporate items, pensions and eliminations
New element of the line item “Reconciliation to financial statements” within the Segment information table.

Includes all other items of the former “Corporate, eliminations” which refer to centrally managed items unrelated to operating activities. These comprise, among others, corporate charges such as personnel cost, corporate projects, certain non-allocated pension costs and corporate-related derivative activities. Also included are certain centrally-held investments, primarily the equity investment in Infineon which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.	No comparable previous line item. “Corporate items, pensions and eliminations” was part of the former line item “Corporate, eliminations”.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 7, 2003	/s/ Charles Herlinger Charles Herlinger Vice President and Corporate Controller

/s/ Daniel Satterfield Daniel Satterfield Director